2.   Transactions with the General Partner and Affiliates

     In accordance with the Partnership Agreement, the Partnership may be charged by the general partners and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partner and affiliates to Metric Realty Services, L.P., which performed partnership management and other services for the Partnership. On January 1, 1993, Metric Management, Inc., a company which is not affiliated with the general partner, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement effective January 1, 1993, no reimbursements were made to the general partner and affiliates during 1993. Subsequent to December 31, 1992, reimbursements were made to Metric Management, Inc. On December 16, 1993, the services agreement with Metric Management, Inc. was modified and, as a result thereof, the Partnership's general partner assumed responsibility for cash management of the Partnership as of December 23, 1993 and assumed responsibility for day-to-day management of the Partnership's affairs, including portfolio management, accounting and investor relations services as of April 1, 1994. In addition, interest was charged on borrowings from affiliates of the general partner to the Partnership. Related party expenses are as follows:

                                             1993       1992        1991

Property management fees................   $    -    $  886,000  $  878,000
Reimbursement of operational expenses:
     Accounting.........................   $    -       269,000     269,000
     Investor services..................   $    -        66,000      41,000
     Professional services..............        -        39,000      44,000

Total...................................   $    -    $1,260,000  $1,232,000

Interest expense.......................   $57,000       $69,000     $26,000

     In accordance with the Partnership Agreement, the general partner received a Partnership management incentive allocation equal to ten percent of net and taxable income (losses) before gains on property dispositions. The general partner was also allocated its two percent continuing interest in the Partnership's net and taxable income (loss) after the preceding allocation. The general partner is also allocated gain on property dispositions to the extent it is entitled to receive distributions and then 12 percent of remaining gain.